UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ George Lai
Name:	George Lai
Title:	Chief Financial Officer

Date: December 24, 2014

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Unaudited Financial Information

Exhibit 99.1

The9 Limited Announces Unaudited Financial Information

As Of and For the Six Months Ended June 30, 2014

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended June 30, 2014 and its unaudited consolidated balance sheet as of June 30, 2014.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,
	2013	2014	2014
	RMB	RMB	US$
			(Note)
Revenues:
Online game services	42,715,381	22,199,785	3,578,533
Other revenues	4,426,454	5,547,325	894,211

	47,141,835	27,747,110	4,472,744

Sales Taxes	(1,076,192)	(326,865)	(52,690)

Net Revenues	46,065,643	27,420,245	4,420,054

Cost of Services	(43,889,715)	(41,706,220)	(6,722,906)

Gross Profit (loss)	2,175,928	(14,285,975)	(2,302,852)

Operating Expenses:
Product development	(112,685,243)	(79,550,315)	(12,823,250)
Sales and marketing	(67,008,994)	(18,270,728)	(2,945,182)
General and administrative	(95,035,114)	(51,629,447)	(8,322,498)
Impairment of Advances to suppliers	—	(3,555,845)	(573,191)

Total operating expenses	(274,729,351)	(153,006,335)	(24,664,121)
Other operating Income	64,628	50,000	8,060

Loss from operations	(272,488,795)	(167,242,310)	(26,958,913)
Interest income, net	5,770,963	1,482,111	238,911
Other income, net	2,316,469	3,276,714	528,196
Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(264,401,363)	(162,483,485)	(26,191,806)
Gain on investment disposal	—	9,403,451	1,515,806
Impairment loss on investments	(32,789,319)	—	—
Share of loss in equity investments	(1,964,279)	(879,476)	(141,769)

Net loss	(299,154,961)	(153,959,510)	(24,817,769)
Less: Net loss attributable to noncontrolling interest	(17,253,987)	(12,046,743)	(1,941,896)

Net loss attributable to holders of ordinary shares	(281,900,974)	(141,912,767)	(22,875,873)

Net loss	(299,154,961)	(153,959,510)	(24,817,769)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(12.07)	(6.13)	(0.99)

Weighted average number of shares outstanding
- Basic and diluted	23,356,838	23,146,859	23,146,859

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.2036, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2014.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2013	As of June 30, 2014	As of June 30, 2014
	RMB	RMB	US$
			(Note)

Assets
Current Assets
Cash and cash equivalents	156,987,201	26,964,558	4,346,598
Accounts receivable	19,138,096	15,001,396	2,418,176
Due from related parties	—	1,562,106	251,806
Advances to suppliers	4,525,549	1,343,894	216,631
Prepayments and other current assets	32,464,598	40,192,481	6,478,896
Prepaid royalties	4,878,579	—	—
Deferred costs	68,217	38,981	6,284

Total current assets	218,062,240	85,103,416	13,718,391
Restricted cash	700,000	700,000	112,838
Investments in equity investees	50,848,141	40,914,626	6,595,304
Property, equipment and software	50,439,400	43,159,145	6,957,113
Goodwill	9,710,854	9,799,889	1,579,710
Intangible assets	128,643,824	114,587,331	18,471,102
Land use right	72,194,206	71,233,751	11,482,647
Other long-term assets	16,080,483	8,117,705	1,308,547

Total Assets	546,679,148	373,615,863	60,225,652

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	69,376,348	65,111,063	10,495,690
Other taxes payable	1,238,852	1,459,710	235,300
Advances from customers	18,896,049	18,919,186	3,049,711
Amounts due to related parties	4,799,753	—	—
Deferred revenue	20,113,256	16,717,649	2,694,830
Refund of game points	169,998,682	169,998,682	27,403,231
Other payables and accruals	45,669,488	39,932,937	6,437,059

Total current liabilities	330,092,428	312,139,227	50,315,821
Long-term accounts payable	21,110,517	20,242,712	3,263,059
Deferred tax liabilities, non-current	5,343,060	5,392,048	869,180

Total Liabilities	356,546,005	337,773,987	54,448,060

Equity
Common shares (US$0.01 par value; 23,146,859 shares issued and outstanding as of December 31, 2013, 23,146,859 shares issued and outstanding as of June 30, 2014)	1,881,784	1,881,784	303,337
Additional paid-in capital	2,152,320,786	2,172,024,358	350,123,212
Statutory reserves	28,071,982	28,071,982	4,525,112
Accumulated other comprehensive loss	(8,987,041)	(11,445,917)	(1,845,044)
Accumulated deficit	(1,912,569,874)	(2,054,482,638)	(331,175,873)

The9 Limited shareholders’ equity	260,717,637	136,049,569	21,930,744
Noncontrolling interests	(70,584,494)	(100,207,693)	(16,153,152)

Total equity	190,133,143	35,841,876	5,777,592

Total liabilities and equity	546,679,148	373,615,863	60,225,652

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.2036, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2014.

1.	In July 2014, the Company and Qihoo 360 Technology Co., Ltd. (“Qihoo 360”) entered into an agreement to form a joint venture. Pursuant to the joint venture agreement, the Company and Qihoo 360 will each own 50% equity interest in the joint venture and share profits according to this ratio. The joint venture, System Link Limited, was formed in August 2014.

In August 2014, Red 5 Singapore Pte. Ltd., a wholly owned subsidiary of the Company, entered into a license agreement with System Link Limited for publishing and operating Firefall®, a MMO shooter game developed by Red 5 Studios, Inc., a subsidiary of the Company, for a five-year term in mainland China. Under this license agreement, System Link Limited will pay to Red 5 Singapore at least US$160 million including license fee and royalties during the contract period.

2.	In August 2014, the Company closed a transaction with Shanghai Zhengwu Investment Center (Limited Partnership) for the sale of the Company’s wholly-owned consolidated subsidiary Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”) for a total consideration of RMB200 million in cash. Huopu Cloud developed and holds a web game QiJiGuiLai and has the right to receive a minority portion of royalties generated from the operation of the game Firefall® in mainland China upon payment and other conditions.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 develops and operates, directly or through its affiliates, its proprietary MMO, web and mobile games including Firefall®. In 2010, The9 established its wireless business unit to focus on mobile internet business including mobile games, mobile reading and mobile advertising. In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.